Exhibit 99.3

FOR IMMEDIATE RELEASE

3SBio Inc. to Hold 2012 Annual General Meeting on October 10, 2012

SHENYANG, CHINA — September 10, 2012 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that the 2012 annual general meeting of shareholders will be held on October 10, 2012 at 10:00 a.m., Beijing time, at our executive office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China.

Holders of record of ordinary shares of the Company at the close of business on August 31, 2012 ("Record Date") are entitled to notice of and to vote at the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A.

3SBio has filed its annual report on Form 20-F containing the audited financial statements for the fiscal year ended December 31, 20011 with the U.S. Securities and Exchange Commission (the "SEC"), available on SEC's website at http://www.sec.gov. 3SBio’s annual report on Form 20-F can also be accessed on the Investors section of the Company's website at http://www.3SBio.com. The materials related to the 2012 annual general meeting, including the notice of meeting, the proxy statement, and the ADR voting card may also be accessed and downloaded at the Investors section of the Company website under the “AGM” heading. Additionally, shareholders may request a hard copy of the above documents free of charge by contacting ir@3SBio.com.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Investor Contacts

Bo Tan	Tom Folinsbee
Chief Financial Officer	Director of Investor Relations
3SBio Inc.	3SBio Inc.
Tel: + 86 24 2581-1820	Tel: + 852 8191-6991
ir@3SBio.com	ir@3SBio.com